Securities and Exchange Commission
                                 Washington, DC


                                   Form U-6B-2
                           Certificate of Notification
                         Carolina Power & Light Company
                            410 S. Wilmington Street
                                Raleigh, NC 27602



Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Carolina Power & Light Company

This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48, [Reg.Section 250.48, paragraph 36,621].


REQUIREMENTS:

1.       Type of the security or securities.
         -----------------------------------

         Medium-Term Notes


2.       Issue, renewal or guaranty.
         ---------------------------
         Issuance


3.       Principal amount of each security.
         ----------------------------------
         $300,000,000


4.       Rate of interest per annum of each security.
         --------------------------------------------
         6.650%


5.       Date of issue, renewal or guaranty of each security.
         ----------------------------------------------------

         April 9, 2001


6.       If renewal of security, give date of original issue.
         ----------------------------------------------------
         N/A


7.       Date of maturity of each security.
         ----------------------------------
               (In case of demand notes, indicate "on demand").
         -------------------------------------------------------
         April 1, 2008


8.       Name  of  the  person  to  whom  each  security  was issued, renewed or
         -----------------------------------------------------------------------
         guaranteed.
         -----------
         Chase Securities, Inc., First Union Securities, Inc., Mellon Financial Markets, LLC, and PNC Capital Markets, Inc. acted as underwriters.


9.       Collateral given with each security, if any.
         --------------------------------------------
         None


10.      Consideration received for each security.
         -----------------------------------------
         Cash


11.      Application of proceeds of each security.
         -----------------------------------------


         Proceeds were used to reduce the outstanding balance of the issuer's commercial paper and other short-term indebtedness, and for general corporate purposes.

12.      Indicate by a check after the  applicable  statement  below whether the
         -----------------------------------------------------------------------
         issue,  renewal  or  guaranty  of each  security  was  exempt  from the
         -----------------------------------------------------------------------
         provisions of Section 6(a) because of:
         --------------------------------------

         a.  The provision contained in the first sentence of Section 6(b)|_|

         b.  The provisions contained in the fourth sentence of Section 6(b)|_|

         c. The provisions contained in any rule of the Commission other than Rule U-48 |X|


13.      If the security or securities were exempt from the provisions of
         -----------------------------------------------------------------------
         Section 6(a) by virtue of the first sentence of Section 6(b), give the
         -----------------------------------------------------------------------
         figures which  indicate that  the security or  securities aggregate
         -----------------------------------------------------------------------
         (together with all other than outstanding notes and drafts of a
         -----------------------------------------------------------------------
         maturity  of  nine  months  or  less, exclusive of days of grace, as to
         -----------------------------------------------------------------------
         which  company  is primarily or secondarily liable) not more than 5 per
         -----------------------------------------------------------------------
         centum of the principal amount and par value of the other securities of

         -----------------------------------------------------------------------
         such  company  then  outstanding. (Demand notes, regardless of how long
         -----------------------------------------------------------------------
         they  may  have been outstanding shall be considered as maturing in not
         -----------------------------------------------------------------------
         more  than  nine  months for the purposes of the exemption from Section
         -----------------------------------------------------------------------
         6(a) of the Act granted by the first sentence of Section 6(b).
         --------------------------------------------------------------

         N/A


14.      If the security or securities are exempt from the provisions of Section
         -----------------------------------------------------------------------
         6(a) because of the fourth sentence of Section 6(B), name the security
         -----------------------------------------------------------------------
         outstanding on  January 1,  1935,  pursuant  to the terms of which the
         -----------------------------------------------------------------------
         security or securities herein described have been issued.
         ---------------------------------------------------------

         N/A


15.      If the security or securities are exempt from the provisions of Section
         -----------------------------------------------------------------------
         6(a) because of any rule of the Commission other than Rule U-48 (Reg.
         -----------------------------------------------------------------------
         Section 250.48, paragraph 36,621) designate the rule under which
         -----------------------------------------------------------------------
         exemption is claimed.
         ---------------------
         Rule 52(a)


                                               Carolina Power & Light Company



                                               By: /s/
                                                   -----------------------------
                                                            Thomas R. Sullivan
                                                                 Treasurer

Date:  April 19, 2001